Filed Pursuant to Rule 433

Registration Nos. 333-236217 and 333-236217-01

April 9, 2020

BROOKFIELD FINANCE INC.

US$150,000,000 4.350% NOTES DUE 2030

PRICING TERM SHEET

April 9, 2020

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.350% Senior Unsecured Notes due 2030

Expected Ratings*:	Baa1 (stable) (Moody’s Investors Service, Inc.) A- (stable) (S&P Global Ratings) A- (stable) (Fitch Ratings, Inc.) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:

US$150,000,000

The notes will be in addition to and form part of the same series of notes as the US$600,000,000 aggregate principal amount of Brookfield Finance Inc.’s 4.350% notes due 2030, which were originally issued on April 9, 2020 (the “original 2030 notes”). The notes will have the same terms as the original 2030 notes, other than the issue date and the price to the public, will have the same CUSIP number as the original 2030 notes, and will trade interchangeably with such notes immediately upon settlement. After giving effect to this offering, there will be a total of US$750,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	April 9, 2020

Expected Settlement Date:	April 14, 2020 (T+2)

Maturity Date:	April 15, 2030

Coupon:	4.350% (interest will accrue from April 9, 2020)

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020

Price to Public:	99.878% of principal amount plus accrued interest of US$90,625 from April 9, 2020

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price & Yield:	107-06+; 0.740%

Spread to Benchmark Treasury:	+ 362.5 basis points

Yield:	4.365%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2030 (three months prior to maturity), treasury rate plus 50 basis points

Par Call:	At any time on or after January 15, 2030 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the notes will be used for general corporate purposes

CUSIP/ISIN:	11271L AE2 / US11271LAE20

Joint Book-Running Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Citigroup Global Markets Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The sections captioned “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement, dated April 7, 2020, are replaced in their entirety with the following sections, which are applicable to investors in the re-opening of the notes offered hereby:

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BFI, and Goodmans LLP, Canadian counsel to the underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with BFI and the Company (a “Note Holder”).

This summary is not applicable to a Note Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” in a functional currency in accordance with the provisions of the Tax Act or (iv) that enters into or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the notes. Such Note Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in Section 120.4 of the Tax Act. Note Holders should consult their own tax advisors in that regard.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary assumes that no Affiliate of BFI or the Company will be added as a Co-Obligor under the notes. Note Holders should consult with their own tax advisors with respect to the tax consequences to them of the addition of a Co-Obligor under the notes.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Note Holder and no representations with respect to the income tax consequences to any particular Note Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in notes should consult their own tax advisors with respect to their own particular circumstances.

For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada, and holds the notes as capital property (a “Resident Note Holder”). Generally, the notes will be considered to be capital property to a Resident Note Holder provided that the Resident Note Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Note Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other “Canadian securities” owned by the Resident Note Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Note Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

Interest

A Resident Note Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note that accrues (or is deemed to accrue) to the Resident Note Holder to the end of the particular taxation year or that becomes receivable by or is received by the Resident Note Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Resident Note Holder’s income for a preceding taxation year.

Any other Resident Note Holder, including an individual and a trust (other than a unit trust) of which neither a corporation nor a partnership is a beneficiary, will be required to include in income for a taxation year any interest on a note received or receivable by such Resident Note Holder in that taxation year (depending upon the method regularly followed by the Resident Note Holder in computing income), except to the extent that the interest was included in the Resident Note Holder’s income for a preceding taxation year.

In acquiring a note, a Resident Note Holder will become entitled to receive an amount stipulated to be in respect of interest for the period from, and including, April 9, 2020 (being the date of the closing of the offering of the original 2030 notes) to, but excluding, the closing date of this offering (“pre-issue interest”). Provided that it is reasonable to consider that a portion of the purchase price of the note paid to BFI is in respect of the pre-issue interest, such amount will be deductible in computing income of the Resident Note Holder for the taxation year in which it is included in computing the income of the Resident Note Holder.

The notes may be issued at a discount from their face value. In such circumstances, a Resident Note Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Note Holder. Resident Note Holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by BFI to a Resident Note Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Note Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of or purchase for cancellation, the interest that would have been paid or payable by BFI on the note for a taxation year ending after the redemption or purchase for cancellation.

A Resident Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax on certain investment income, including amounts of interest.

Disposition

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Note Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Note Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Note Holder’s income for the taxation year or a previous taxation year. A Resident Note Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Note Holder. A Resident Note Holder that receives repayment in full of the outstanding principal amount of a note upon maturity will be considered to have disposed of the note for proceeds of disposition equal to such outstanding principal amount. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Note Holder immediately before the disposition.

A Resident Note Holder’s adjusted cost base of a note will generally include any amount paid to acquire the note. Where a Resident Note Holder deducts an amount in computing income in respect of pre-issue interest on the notes, the adjusted cost base to the Resident Note Holder of the notes will be required to be reduced by an equal amount. Further, the adjusted cost base of a note acquired by a Resident Note Holder pursuant to this offering will be determined by averaging the cost of such note with the adjusted cost base of all other notes that are identical property to such note for purposes of the Tax Act (including any original 2030 notes) owned by the Resident Note Holder as capital property at that time, if any.

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Note Holder in a taxation year generally must be included in the Resident Note Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Note Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Note Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Resident Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax on certain investment income, including in respect of taxable capital gains.

Resident Note Holders that are individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains. Such Resident Note Holders should consult their own tax advisors.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Note Holder disposes of a note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of BFI or the Company or a person who does not deal at arm’s length with such specified shareholder (a “Non-Resident Note Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This portion of the summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom BFI or the Company does not deal at arm’s length within the meaning of the Tax Act.

Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by BFI or the Company on the notes to a Non-Resident Note Holder that deals at arm’s length with BFI or the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Note Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.

Generally, no other tax on income or gains under the Tax Act will be payable by a Non-Resident Note Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Note Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note by a U.S. Holder (as defined herein) that purchases such note pursuant to this offering at the price set forth on the cover of this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant based on the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other pass-through entities (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to the alternative minimum tax, U.S. Holders whose functional currency is not United States dollars, persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the notes to their financial statements under Section 451 of the Code, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any State thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their own tax advisers as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors are urged to consult their own tax advisers with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

Effect of Repurchase Upon a Change of Control Triggering Event

BFI will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. It is possible that BFI’s offer to repurchase the notes at a premium could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption or other taxable disposition of a note as ordinary income rather than as capital gain.

BFI intends to take the position that the likelihood of such repurchase of the notes at a premium is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. BFI’s determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by applicable Treasury Regulations. BFI’s determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”), and the IRS could challenge this determination.

The remainder of this summary assumes that BFI’s determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their own tax advisers regarding the possible application of the special rules related to contingent payment debt instruments.

Qualified Reopening

Pursuant to applicable Treasury Regulations, we intend to treat the notes as issued in a “qualified reopening” of the original 2030 notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Accordingly, if the issuance of the notes is treated as a qualified reopening, then the notes will have the same issue date, the same issue price, and (with respect to holders) the same adjusted issue price as the original 2030 notes for U.S. federal income tax purposes. Under the rules governing qualified reopenings, because the original 2030 notes were not issued with an “original issue discount” for U.S. federal income tax purposes, the notes also will not have original issue discount. The remainder of this summary assumes that the notes will be issued in a qualified reopening and will not have original issue discount.

Payments of Interest

Except with respect to pre-issuance accrued interest in respect of the notes (discussed below) (including Additional Amounts and any taxes withheld on payments of interest, if any), interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Interest and Additional Amounts paid by BFI on the notes generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, interest and Additional Amounts paid by BFI generally will constitute “passive category income.” The rules relating to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisers regarding the availability of a foreign tax credit under their particular circumstances.

Pre-Issuance Accrued Interest

A portion of the price paid for a note will be allocable to stated interest that accrued prior to the date the note is purchased (the “pre-issuance accrued interest”). On the first interest payment date, a portion of the stated interest received in an amount equal to the pre-issuance accrued interest generally will be treated as a return of the pre-issuance accrued interest and not as a payment of stated interest on the note. Amounts treated as a return of the pre-issuance accrued interest should not be taxable when received but should reduce a holder’s adjusted tax basis in the note by a corresponding amount.

Premium

To the extent a U.S. Holder’s purchase price for a note (excluding any amount attributable to pre-issuance accrued interest) is greater than the note’s stated principal amount, the note will have amortizable bond premium. A U.S. Holder may generally elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to stated interest when includible in income under such U.S. Holder’s regular accounting method. The election to amortize premium using a constant yield method, once made, will apply to certain other debt instruments that such U.S. Holder previously acquired at a premium or that such U.S. Holder acquires at a premium on or after the first day of the first taxable year to which the election applies, and such U.S. Holder may not revoke this election without the consent of the IRS. If a U.S. Holder elects to amortize the premium, such holder must reduce its tax basis in the notes by the amount of premium used to offset interest income as set forth above. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss otherwise recognized on a disposition of the note.

Original Issue Discount

It is expected, and this summary assumes, that the notes will not be issued with original issue discount (“OID”). If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. Such U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in such U.S. Holder’s gross income. In compliance with Treasury Regulations, if BFI determines that the notes have OID, then BFI will provide certain information to the IRS and U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above)

and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note, reduced by the pre-issuance accrued interest previously received, any amortizable bond premium previously amortized by such U.S. Holder, and any payments on the note other than interest.

Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by such U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder’s ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if such U.S. Holder does not provide a taxpayer identification number, fails to certify that such holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value exceeding certain United States dollar thresholds may be required to include certain information with respect to such assets with their U.S. federal income tax returns. U.S. Holders are urged to consult their own tax advisers regarding the foregoing requirements with respect to the notes.

Foreign Account Tax Compliance

BFI intends to comply with certain due diligence and reporting obligations under an intergovernmental agreement between Canada and the United States relating to FATCA, as implemented by the Tax Act and applicable Canadian regulations. As a result, holders of the notes may be required to provide certain identifying information to BFI or an intermediary, and this information may be reported to the CRA and, ultimately, the IRS. Each prospective investor is urged to consult its own tax adviser regarding the implications under FATCA for an investment in notes.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders are urged to consult their own tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of notes, including the applicability and effect of any federal, state, local or non-U.S. tax laws and of any proposed changes in applicable law.

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The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (toll free) at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling HSBC Securities (USA) Inc. (toll free) at 1 (866) 811-8049 or by emailing tmg.americas@us.hsbc.com.